Exhibit 3.1

AMENDMENT NO. 1 TO

BYLAWS OF

VOCODIA HOLDINGS CORP.

(a Wyoming corporation)

Effective as of October 4, 2024, the Bylaws (the “Bylaws”) of Vocodia Holdings Corp., a Wyoming corporation, are hereby amended by replacing the text of Article III, Section 3.2 with the following:

“Section 3.2 Number, Tenure and Qualifications. The number of directors of the Corporation shall be two (2), provided that the number may be increased or decreased from time to time by an amendment to these Bylaws or by resolution adopted by the Board. Subject to any provision in the Articles for a staggered or classified Board, each director shall hold office until the third succeeding annual meeting of shareholders and until a successor director has been elected and qualified, or until the death, resignation or removal of such director. The term of each independent director (as defined in the rules and regulations of the Nasdaq Stock Market (or other stock exchange or market on which the Corporation’s Securities are traded) and the Securities and Exchange Commission) shall be two terms, unless the Chairman of the Board specifically recommends and the full Board approves additional terms for such independent director. Directors need not be residents of Wyoming or shareholders of the Corporation.”

Except as specifically amended herein, the Bylaws shall remain in full force and effect.

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